Filed pursuant to Rule 433

Registration Statement No.: 333-250113

November 16, 2020

CAE acquires Flight Simulation Company

•	Expands CAE’s addressable market of customers including commercial cargo operators

•	Low integration complexity within CAE’s existing European footprint

Montreal, Canada, November 16, 2020 – (NYSE: CAE; TSX: CAE) – CAE today announced that it has acquired all the issued and outstanding shares of Flight Simulation Company B.V. (FSC) for a cash consideration of approximately €70 million (approximately C$108 million) paid to the sellers, calculated on the basis of an enterprise value of €100 million (approximately C$155 million).

The acquisition expands CAE’s ability to address the training market for customers operating in Europe, including airline and cargo operators. It provides CAE with an expanded portfolio of customers and an established recurring training business which is highly complementary to CAE’s network. FSC is based in Amsterdam and includes a modern fleet of mainly CAE-built full-flight simulators (FFSs) and training devices, comprised of nine narrow body B737 and A320 FFSs, two widebody aircraft FFSs and one regional jet. This acquisition is consistent with CAE’s internal acquisition criteria and capital allocation priorities, similar to its other recent bolt-on acquisitions, and is expected to be accretive to earnings in its first full year.

“CAE is well positioned in the current environment, with access to bolstered capital resources, to enhance its market presence with selective, value-based acquisitions within its core. The acquisition of FSC will allow CAE to better support its customers and expand its addressable market,” said Marc Parent, CAE’s President and Chief Executive Officer.

About Flight Simulation Company

FSC was founded in 2005 and is based in Amsterdam, in proximity to Schiphol Airport. It provides total training solutions as well as instructor provisioning. It operates out of a 12-bay facility equipped with Airbus A320, Boeing B737, Boeing B747, Boeing B787 and Embraer E190 full-flight simulators. www.fsctraining.com

About CAE

CAE is a high technology company, at the leading edge of digital immersion, providing solutions to make the world a safer place. Backed by a record of more than 70 years of industry firsts, we continue to reimagine the customer experience and revolutionize training and operational support solutions in civil aviation, defence and security, and healthcare. We are the partner of choice to customers worldwide who operate in complex, high-stakes and largely regulated environments, where successful outcomes are critical. As a testament to our customers’ ongoing needs for our solutions, over 60 percent of CAE’s revenue is recurring in nature. We have the broadest global presence in our industry, with approximately 10,000 employees, 160 sites and training locations in over 35 countries. www.cae.com

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Caution concerning forward-looking statements

This press release includes forward-looking statements about the anticipated benefits of the acquisition by CAE (the Corporation) of FSC (the Acquisition), the Corporation’s access to capital resources, and the Corporation’s activities, events and developments that the Corporation expects to or anticipates may occur in the future including, for example, statements about the Corporation’s vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations and expected sales. Forward-looking statements normally contain words like “believe”, “expect”, “anticipate”, “plan”, “intend”, “continue”, “estimate”, “may”, “will”, “should”, “strategy”, “future” and similar expressions. By their nature, forward looking statements require the Corporation to make assumptions and are subject to inherent risks and uncertainties associated with the Corporation’s business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that the Corporation believes are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

Important risks that could cause such differences include, but are not limited to, the failure to gain access to expected capital resources within anticipated timeframes or at all, risks relating to the Acquisition, such as all or part of the intended benefits therefrom not being realized or unanticipated integration-related issues, costs or delays, risks relating to the COVID-19 pandemic such as health and safety, reduction and suspension of operations, global economic conditions, diversions of management attention, heightened IT risks, liquidity risks and credit risks, risks relating to the industry such as competition, business development and awarding of new contracts, level and timing of defence spending, government-funded defence and security programs, constraints within the civil aviation industry, regulatory matters, natural or other disasters, environmental laws and regulations, climate change, risks relating to CAE such as evolving standards and technology innovation, the Corporation’s ability to penetrate new markets, R&D activities, fixed-price and long term supply contracts, strategic partnerships and long-term contracts, procurement and original equipment manufacturer (OEM) leverage, product integration and program management, protection of the Corporation’s intellectual property and brand, third-party intellectual property, loss of key personnel, labour relations, liability risks that may not be covered by indemnity or insurance, warranty or other product-related claims, integration of acquired businesses through mergers, acquisitions, joint ventures, strategic alliances or divestitures, reputational risk, U.S. foreign ownership, control or influence mitigation measures, length of sales cycle, seasonality, continued returns to shareholders, information technology and cybersecurity, the Corporation’s reliance on technology and third party providers, data privacy, and risks relating to the market such as foreign exchange, availability of capital, credit risk, pension plan funding, doing business in foreign countries, geopolitical uncertainty, anti-corruption laws and taxation matters. Additionally, differences could arise because of events announced or completed after the date of this press release. More information about the risks and uncertainties affecting CAE’s business can be found in the Management’s Discussion & Analysis for the year ended March 31, 2020 and the Management’s Discussion & Analysis for the quarter ended September 30, 2020. Any one or more of the factors described above and elsewhere in this press release, and in the documents referenced herein, may be exacerbated by the continuing COVID-19 pandemic and may have a more negative impact on CAE’s business, results of operations and financial condition. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this press release, and in the documents referenced herein, are not necessarily the only ones the Corporation faces; additional risks and uncertainties that are presently unknown to the Corporation or that the Corporation may currently deem immaterial may adversely affect CAE’s business.

Except as required by law, the Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement.

Material Assumptions

The forward-looking statements set out in this press release are based on certain assumptions including, without limitation: access to expected capital resources within anticipated timeframes, the integration and the realization of the anticipated benefits and synergies of the Acquisition in the timeframe anticipated, the anticipated negative impacts of the COVID-19 pandemic on the Corporation’s businesses, operating results, cash flows and/or financial condition, including the intended effect of mitigation measures implemented as a result of the COVID-19 pandemic, CAE’s available liquidity from cash and cash equivalents, undrawn amounts on CAE’s revolving credit facilities, the balance available under CAE’s receivable purchase program, CAE’s cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future; and no material financial, operational or competitive consequences of changes in regulations affecting CAE’s business. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this press release, refer to the applicable reportable segment in the Management’s Discussion & Analysis for the year ended March 31, 2020 and the Management’s Discussion & Analysis for the quarter ended September 30, 2020. Given the impact of the changing circumstances surrounding the COVID-19 pandemic and the related response from CAE, governments, regulatory authorities, businesses and customers, there is inherently more uncertainty associated with CAE’s assumptions. Accordingly, the assumptions outlined in this press release, and in the documents referenced herein, and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate.

CAE has filed a registration statement (including a prospectus) with the SEC relating to an offering of its common shares. Before you invest, you should read the prospectus supplement relating to such offering, the prospectus in that registration statement and other documents CAE has filed with the SEC for more complete information about CAE and such offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request the prospectus supplement and prospectus in Canada from Scotia Capital Inc., Attention: Equity Capital Markets, Scotia Plaza, 62nd Floor, 40 King Street West, Toronto, Ontario M5H 3Y2, or by telephone at 1-416-863-7704 or by email at equityprospectus@scotiabank.com and in the United States from Scotia Capital (USA) Inc., Attention: Equity Capital Markets, 250 Vesey Street, 24th Floor, New York, New York, 10281, or by telephone at 1-212-225-6853 or by email at equityprospectus@scotiabank.com; from RBC Dominion Securities Inc., Attention: Distribution Centre, 180 Wellington Street West, 8th Floor, Toronto, Ontario M5J 0C2, or by telephone at 1-416-842-5349, or by email at Distribution.RBCDS@rbccm.com and in the United States from RBC Capital Markets, LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281, or by telephone at 1-877-822-4089, or by email at equityprospectus@rbccm.com; or from TD Securities Inc., Attention: Symcor, 1625 Tech Avenue, Mississauga, Ontario L4W 5P5, or by telephone at 289-360-2009 or by email at sdcconfirms@td.com and in the United States from TD Securities (USA) LLC, 31 W 52nd Street, New York, NY 10019 or by telephone at 212-827-7392. The content of any referenced websites and other electronic links is not incorporated by reference herein or in any report or document filed with the SEC.

CAE contacts:

General Media:

Hélène V. Gagnon, Vice President, Public Affairs and Global Communications

+1-514-340-5536, helene.v.gagnon@cae.com

Investor Relations:

Andrew Arnovitz, Vice President, Strategy and Investor Relations

+1-514-734-5760, andrew.arnovitz@cae.com